NORTHERN LIGHTS FUND TRUST

                                                            August 5, 2010

VIA ELECTRONIC TRANSMISSION

Mary Cole

Counsel

Office of Disclosure and Review

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE: Northern Lights Fund Trust, File Nos. 333-122917, 811-21720, Acc. No: 0000910472-10-000795.

Dear Ms. Cole:

On behalf of the EAS Genesis Fund, KCM Macro Trends Fund, Pacific Financial Core Equity Fund, Pacific Financial Explorer Fund, Pacific Financial International Fund, Pacific Financial Strategic Conservative Fund, Pacific Financial Tactical Fund, The Collar Fund and The Long Short Fund (each a "Fund" and together the "Funds"), each a series of Northern Lights Fund Trust (the "Trust" or "Registrant"), we hereby request that the Commission accelerate the effective date of Post-Effective Amendment No. 169 to the Trust’s Registration Statement (the "Amendment"), which was filed on August 4, 2010, to September 1, 2010, or the earliest practicable date thereafter.  Absent acceleration, the Amendment would become effective on October 3, 2010.

The Amendment was filed pursuant to Rule 485(a) under the Securities Act for the purpose of revising each Fund’s prospectus in order to conform to the new requirements of Form N-1A.  If you have any questions concerning this request please contact JoAnn Strasser at (513) 352-6725.

Northern Lights Fund Trust

Northern Lights Distributors, LLC

By:

/s/ Emile Molineaux

By:

/s/ Daniel Applegarth

Name:

Emile Molineaux

Name: Daniel Applegarth

Title:

Secretary

Title:   Treasurer